Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE
SIX MONTHS ENDED DECEMBER 31, 2021

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this Report on Form 6-K. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and identified elsewhere in this report on Form 6-K, and those listed in the “Risk Factors” section in our SEC filings.

The unaudited condensed consolidated financial statements for the periods ended December 31, 2021 and December 31, 2020 are prepared pursuant to IFRS and in accordance with the standards of the U.S. Public Company Accounting Oversight Board. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

The Operating and Financial Review and Prospects of the Company for the six months period ended December 31, 2021, and its financial position as of the same date, should be read in conjunction with the Company’s unaudited condensed consolidated financial statements as at December 31, 2021, including the notes thereto. The comparative reporting period is the six-month period ended December 31, 2020.

All figures are in Canadian dollars, unless otherwise noted.

Cautionary Note Regarding Forward-looking Information and Statements:

This Operating and Financial Review and Prospects may contain forward-looking statements that are based on the Company’s expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements speak only as of the date on which they are made, and there are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Examples of some of the specific risks associated with the operations of the Company are set out under “Risk Factors” section in our SEC filings. Actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements.

Certain information included in this management’s discussion and analysis may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “believe”, “plan”, “scheduled”, “intend”, “estimate”, “forecast”, “predict”, “potential”, “continue”, “anticipate” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future plans or prospects of the Company. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.

For expansion of certain risks and uncertainties that could contribute to a difference in results, please review those risks listed under the heading “Risks Factors” in our SEC filings. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements are not guaranteeing future performance and there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and the Company takes no responsibility to update them or to revise them to reflect new events or circumstances, except as required by law.

Overview

We are an exploration stage mining company engaged in lithium exploration in the province of Manitoba, Canada. Our primary focus is currently conducting exploration for lithium at our 100% owned Thompson Brothers Lithium Project. See “Business – Our Mineral Project – Thompson Brothers Lithium Project.” Our objective is to develop a world-class lithium mine in the jurisdictionally friendly Canadian province of Manitoba and to become the first fully renewable lithium hydroxide producer in North America, strategically located to supply the U.S. “Auto Alley” and the European battery market via our nearby access to the Hudson Bay Railway and the Port of Churchill. With our commitment to the environment, corporate social responsibility and sustainability, we aim in the longer term to derive substantial revenues from the sale of lithium hydroxide to the growing electric vehicle and stationary (e.g., residential, utility and industrial) battery storage markets in the U.S. and abroad. With access to renewable energy produced in Manitoba, we expect to become the first supplier in North America of lithium mined exclusively with the benefit of power produced from fully sustainable, local sources.

Overall Performance

I.	Principal business and corporate history

We were incorporated under the Canada Business Corporations Act on May 25, 2018. The corporate and principal place of business is 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada. The Company is a Canadian natural resource exploration company engaged in the exploration and development of mineral resources through the subsidiaries:

i.	Snow Lake Exploration Ltd.

ii.	Snow Lake (Crowduck) Ltd.

In this report, Snow Lake and the subsidiaries it controlled are referred to as “the Group”.

On March 7, 2019, we and Nova Minerals Ltd. entered into a share sale agreement (the “Agreement”), whereby we acquired all 100,000,000 of the issued and outstanding shares of Thompson Bros (Lithium) Pty Ltd (“Thompson Bros”), formerly Manitoba Minerals Pty Ltd. (“Manitoba Minerals”), a wholly owned subsidiary of Nova Minerals Ltd. as part of a group restructuring. Subsequently, on February 9, 2021, Thompson Bros was dissolved.

Recent Developments

Impact of Coronavirus Pandemic

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. The virus has since spread to over 150 countries. On March 11, 2020, the World Health Organization declared the outbreak a pandemic. On March 11, 2020, the federal government of Canada announced a $1 billion package to help Canadians through the health crisis. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in Canada.

As a result of the measures adopted by the Province of Manitoba our exploration activities has been delayed until recently.

We have taken steps to take care of our employees, including providing the ability for employees to work remotely and implementing strategies to support appropriate social distancing techniques for those employees who are not able to work remotely. We have also taken precautions with regard to employee, facility and office hygiene as well as implementing significant travel restrictions. We are also assessing our business continuity plans for all business units in the context of the pandemic. This is a rapidly evolving situation, and we will continue to monitor and mitigate developments affecting our workforce, our suppliers, our customers, and the public at large to the extent we are able to do so. We have and will continue to carefully review all rules, regulations, and orders and responding accordingly.

The spread of the virus in many countries continues to adversely impact global economic activity and has contributed to significant volatility and negative pressure in financial markets and supply chains. The pandemic has had, and could have a significantly greater, material adverse effect on the Canadian economy as a whole, as well as the local economy where we conduct our operations. The pandemic has resulted, and may continue to result for an extended period, in significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity.

If the current pace of the pandemic cannot be slowed and the spread of the virus is not contained, our business operations could be further delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee resources. In addition, our operations could be disrupted if any of our employees were suspected of having the virus, which could require quarantine of some or all such employees or closure of our facilities for disinfection. We may also delay or reduce certain capital spending and related projects until the travel and logistical impacts of the pandemic are lifted, which will delay the completion of such projects. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which the pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this Report, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

Emerging Growth Company

In November 2021, we closed an Initial Public Offering (“IPO”) where the Company issued 3,680,000 shares at US$7.50 per shares for gross proceeds of C$35.0 million. The Company now qualifies as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of the above mentioned IPO; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Results of Operations

For the six months ended December 31, 2021, the Company had not yet placed any of its mineral properties into production, the Company incurred a net loss of 2,412,658 (December 31, 2020 - $103,759). As of December 31, 2021, the Company had a deficit (accumulated losses) of $4,684,182 (June 30, 2021 - $2,271,524) and current assets in excess of current liabilities of $30,036,366, compared to an excess of current liabilities of $977,358 for the year ended June 30, 2021. There is no certainty that additional financing at terms that are acceptable to the Company will be available, and an inability to obtain financing would have a direct impact on the Company’s ability to continue as a going concern.

The following schedule sets forth key components of our results of operations during the six-month periods ended Dec 31, 2021, and Dec 31, 2020.

Six months ended December 31,	2021	2020	Change
	$	$
Expenses
Bank fees and interest	4,077	557	3,520
Consulting fees	82,771	24,650	58,121
Director and officer consulting fees	238,102	71,093	167,009
General and administrative	32,118	6,593	25,525
Interest expense and accretion of convertible debt	155,092	-	155,092
Insurances	98,299	-	98,299
Amortization of transaction cost	50,617	-	50,617
Professional fees	393,811	5,897	387,914
Share-based compensation	1,713,160	-	1,713,160
Transfer agent and regulatory fees	139,491	-	139,491
Travel expenses	18,281	-	18,281
	(2,925,819)	(108,790)	(2,817,029)
Other loss (income)
Foreign currency	18,200	5,031	13,169
Government grants	30,732	-	30,995
Gain on change in fair value of derivative liability	463,968	-	463,968
Loss and comprehensive loss for the period	(2,412,658)	(103,759)	(2,308,899)

Weighted average number of shares outstanding
Basic and diluted	13,943,551	13,008,014	935,536

Loss per share
Basic and diluted	$(0.17)	$(0.01)	$(0.17)

Revenues. We have not generated any revenues to date and do not anticipate generating any revenues until the fourth quarter of 2023, at the earliest.

Consulting fees: Consulting fees include the fees that we pay to our third-party consultants, including professional accounting services, taxation, and other related support. Our consulting fees increased during the six months period ended December 31, 2021, when compared to the six months ended December 31, 2020, mainly as a result of the initiation of environmental assessment activities as well as cost associated with our IPO. This account is mainly composed of sustainability and Environmental, Social, and Governance (ESG) services, where approximately $38,000 were spent during the six months ended December 31, 2021, and approximately $46,000 in accounting services related to the filing of the F1 related to the Company’s IPO.

Director and officer consulting fees: Directors and officers fees increased by $167,009 (USD$66,235) resulting from an increase in compensation to senior executives.

General and administrative: The increase in general and administrative fees by $ 25,525 is mainly related to investor relations website setup and monthly maintenance for the same.

Interest expenses and accretion on convertible debt. In February 2021, the Company issued convertible debt (the “Debentures”) for a total of $865,263 (the “Subscribed Amount”). The Debentures were sold at a discount of approximately 5% for proceeds of $805,000, net of a $15,000 cash commission.

The company incurred approximately $35,000 in interest on these debentures during the six months ended December 31, 2021. In addition, we incurred approximately $92,000 in accreted expenses related to the convertible debenture.

Insurances. The increase in insurance expenses relates to new director and officers’ liability insurance contracted during the year.

Amortization of transaction cost. As part of the convertible debenture issued during February 2021, we accreted approximately $51,000 of charges related to this debt financing.

Professional fees. Professional fees include the fees that we pay to professional advisors, such as our legal counsel. Our professional fees increased by $ 387,914, resulting from an increase in legal fees related to Nasdaq application and other services associated with the listing of the Company.

Share based payments. On November 18, 2021, the Company granted an aggregate of 1,269,386 incentive stock options to officers, directors, and consultants of the Company. The fair value of each option was estimated on the date of the grant using the Black-Scholes option pricing model, with the following assumptions: share price of US$7.5, expected dividend yield of 0%, expected volatility of 70%; risk-free interest rate of 1.47%; and an expected average life of 5 years. The fair value of all these options was estimated at $6,989,950 on granting. As the options vest over a period of a year at a rate of 25% per quarter, the Company has recognized the proportionate vested portion into income.

Transfer agent and regulatory fees. Transfer agent and regulatory fees increased by $139,491 resulting from an increase in transfer agent fees and initial listing fees in Nasdaq, services that we did not have during the comparative period.

Loss and comprehensive loss. As a result of the cumulative effect of the factors described above, we had a loss and comprehensive loss of $2,412,658 for the period ended December 31, 2021, as compared to $103,759 for the period ended December 31, 2020, an increase of $2,308,899.

Other items:

Foreign currency (loss) gain. For the period ended December 31, 2021, we incurred a foreign currency translation loss of $18,198, as compared to a foreign currency translation loss of $5,031 for the comparative period.

Gain on change in fair value of derivative liabilities. As the convertible debentures issued on February 2021, are considered a derivative liability due to its denomination in foreign currency, the Company is require to remeasure its value at each reporting period. The Company reported a gain in the change in the fair value of this derivative of $463,968.

Liquidity and Capital Resources

As of December 31, 2021, we had not yet placed any of our mineral properties into production and we had cash in the amount of $30,779,336 (June 30, 2021 - $318,844), a deficit (accumulated losses) of $4,684,182 (June 30, 2021 - $2,271,524) and a working capital of $30,036,366 (June 30, 2021 – deficiency of $977,358). We have depended on loans, both from related and unrelated parties, and sales of equity securities to conduct operations. Unless and until we commence material operations and achieve material revenues, we will remain dependent on financings to continue our operations.

During the six months ended December 31, 2021, the Company generated $32,174,831, net of issuing costs, by issuing 4,590,899 common shares, with an average gross proceeds per share of $7.86. The breakdown is composed by the issuance of 3,680,000 shares issued on our IPO, 751,163 shares issued on conversion of convertible debt and 159,736 shares related to the conversion of warrants.

Outlook

We are planning to begin a two-phase exploration program that will include resource definition drilling of the TB-1 pegmatite as well as exploration drilling of the SG pegmatite cluster target and additional outside targets as identified through prospecting and our ongoing geophysics drone survey

As part of our planned phase 1 program, we intend to complete a stripping, mapping and sampling program on the SG pegmatite cluster in preparation for a phase 2 drilling program. Our preliminary cost estimate to complete phase 1 is C$250,000 (approximately US$201,548).

We are also planning a phase 2, 10,400 m drilling program to expand the dimensions of the TB-1 pegmatite and define the deposit in more detail. We will also begin developing an initial permitting plan and conduct additional metallurgical test work. The Company also plans to prospect the TBL property in phase 2. Our current cost estimate to complete phase 2 is C$3,000,000 (approximately US$2,418,575).

 We note that the cost estimates for our two-phase planned exploration program are only estimates and, as such, they are subject to change as we move forward to carry out the budgeted exploration activities.

We will be conducting a winter ice road drilling program that will include three drills on the property and it is our intention to continue with at least two drills into the spring/summer season using helicopter support.

We have initiated the environmental base line studies with SLR who will be conducting the comprehensive process that is required ultimately for achieving permitting on the project.

We have initiated the metallurgy studies with SGS Lakefield in Ontario.

We are conducting an ongoing geophysical drone survey to identify additional anomalies across the property. We have to date only prospected circa 1% of the entire footprint.

We are working closely with federal, provincial and municipal authorities to progress the various stages of the projects through the system.

We significantly increased the landholding by over 100%.

Summary of Cash Flow

Comparison for the periods ended December 31, 2021 and December 30, 2020

The following table provides detailed information about our net cash flow for all financial statement periods presented in this Report.

Six months ended December 31,	2021	2020
	$	$
Cash flows used in operating activities
Loss for the period	(2,412,658)	(103,759)
Adjustments for items not involving cash:
Recovery of flow through share liability	-	-
Interest expense and accretion	126,884	-
Amortization of transaction cost	50,618	-
Share-based payments	1,713,160	-
Gain on change in fair value of derivative liability	(463,968)	-
Net changes in non-cash working capital:
Prepaids and deposits	(1,185,783)	-
Sales tax receivable	(42,512)	104
Accounts payable	13,750	(34,103)
Due to related party	(30,072)	61,227
	(2,230,581)	(76,531)

Cash flows used in investing activities
Payments for exploration and evaluation assets	(324,142)	(46,965)
	(324,142)	(46,965)

Cash flows provided by (used in) financing activities
Loan from Nova Minerals Limited	-	32,700
Proceeds from the exercise of warrants	239,720	-
Issue of loan payable	782,423	-
Proceeds from private placement	34,988,520	-
Transaction costs related to issuance of shares or options	(2,995,448)	-
	33,015,215	32,700

Net increase (decrease) in cash	30,460,492	(90,796)
Cash, beginning of the period	318,844	143,089
Cash, end of the period	30,779,336	52,293

Our net cash used in operating activities was $2,230,581 for the period ended December 31, 2021, as compared $76,531 for the period ended December 31, 2020.

Non-cash items affecting (reducing) the loss for the period includes share-based payments for $1,713,160 a gain in the change in fair value of derivative liabilities of $463,968 and the change in non-cash working capital items for $1,244,617.

Our net cash used in investing activities was $324,142 for the period ended December 31, 2021, as compared to $46,965 for the period ended December 31, 2021. Our net cash used in investing activities for the six months ended December 31, 2021 as well as for year ended June 30, 2021 consisted entirely of payments for the exploration and evaluation of assets.

Our net cash provided by financing activities was $33,015,215 for the period ended December 31, 2021, as compared to $32,700 for the period ended December 31, 2020.

The Company raised $34,988,520 (before issue cost) in its IPO, $854,656 through the conversion of convertible debt, were during November 2021 all debtholders exercised their conversion rights at a price of $1.25 per common share. Also $239,720 where raised through the exercise of warrants. Total share issue cost incurred for the period was $3,932,926.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates as well as, to a lesser extent, inflation.

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. Our cash and short-term investments include cash in readily available checking accounts and guaranteed investment certificates. These securities are not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate.

Foreign Currency Exchange Risk

The majority of our cash flows, financial assets and liabilities are denominated in Canadian dollars, which is our functional and reporting currency. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than the Canadian dollar, primarily for capital expenditures, debt and various operating expenses such as salaries and professional fees. We also purchase property, plant and equipment in Canadian dollars. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant.

The Company carries the majority of its funds in U.S dollars. A 10.0% appreciation of the U.S. dollar against the Canadian dollar, from the exchange rate of C$1.2890 per US$1.00 as of December 31, 2021 to a rate of C$1.4179 per US$1.00, will result in an increase of approximately C$3,077,934 in our cash equivalent position. in our net proceeds from this offering. Conversely, a 10.0% depreciation of the U.S. dollar against the Canadian dollar, from the exchange rate of C$1.2890 per US$1.00 as of June 30, 2021 to a rate of C$1.1718 for $1.00, will result in a decrease of C$2,798,121 in our cash equivalent position.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations.

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments.

Please see Note 2 of our condensed consolidated interim financial statements as of December 31, 2021, for a summary of significant accounting policies.